Exhibit 99.1

Dogness Schedules Annual Shareholders Meeting

PLANO, Texas, March 23, 2021 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced it will hold its Annual Meeting of Shareholders on May 18, 2021, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on May 17, 2021). Shareholders of record as of the close of business on April 9, 2021 will be entitled to vote at the meeting or by proxy.

The annual meeting will be held at Conference Room 1A, No.16 N Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China, with online access using http://dogness.com/shareholdermeeting/2021.

Annual meeting materials will be made available on the Company’s investor relations website ir.dogness.com and in its filings with the U.S. Securities and Exchange Commission on the EDGAR website www.sec.gov.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com